PDX FC

Entertainment | Community | Events | Social Impact | Sports

Own part of a rapidly growing American soccer team

PDXFC.COM PORTLAND OREGON


PDX
FOOTBALL CLUB



USA men's soccer failed to qualify for the 2018 World Cup! This is an enormous failure. It is time to be bold in the ways that we approach soccer development in the future!

Lucas Babson Co Founder & Technical Director @ PDX FC

Why you may want to support us...

1. Become part of a unique group of owners creating a new community based soccer model.
2. Room for growth within the US Soccer Pyramid. Help us go professional!
3. Actual ownership rights that come with investor updates and special owner perks.
4. If the club makes money, you make money. Receive actual dividends!
5. You want to have fun supporting YOUR club!
6. We are based in Portland, Oregon, AKA "Soccer City USA!"

Why investors ❤ us

Our team

AND OUR MAJOR ACCOMPLISHMENTS



Lucas Babson

Co Founder & Technical Director

UEFA licensed coach



Sonimi Halliday

1st Team Associate Head Coach

Current high school science teacher. Former D1 soccer player at Rider University and former PDX FC player.



Max Babson

Co Founder

Current teacher. Former production with BeIn Sports, Pac12 Network



Ricki Ruiz

Board of Directors/Community Outreach

City of Gresham Community Services Coordinator, Youngest member of the Reynolds School Board, Co-Founder of the Rockwood Initiative, Current candidate for Oregon State Representative House District 50



Kevin Bull

Business Development

Co Founder/Business Development at InvesTechs

In the news

 

Downloads

PDX FC - Pitch Deck Final .pdf

The Story of PDX FC



PDX FC Starting 11 - 2019

PDX FC was founded with humble roots by Luke and Max Babson, brothers from Portland, OR. The club joined the NPSL, considered the 4th tier within the US Soccer pyramid, in the spring of 2017.

PDX FC was founded on the premise of providing elite playing opportunities for Portland's top aspiring players. The club is a celebration of the beautiful game and will add another chapter to our cities' rich history and reputation as Soccer City USA.


SONIMI
HALLIDAY
PDX FOOTBALL CLUB

The dream comes alive!

In our first year of existence PDX FC landed legendary Danish sportswear company, Hummel, as our official uniform and apparel supplier. In 2019, our black Hummel jerseys sold out, having orders from across the USA and Europe.


hummel
PDX
BRIDGETOWN
ELECTRIC

Whats next?

In 2020 and beyond, PDX FC aims to grow our footprint. Becoming a true supporter owned club will create an atmosphere that is very unique to the US sporting landscape. Our aim is to not be a club ran by a small group of owners, but rather a club that is ran by and for the people!



PDX FC supporters - 2018

Join PDX FC as an investor and you will be treated as part of the team! Not only will investors receive voting rights on important club matters & special swag, but you will own real equity in the club!



TIMELINE
PDX FC joins NPSL
Introduces Community Ownership Model
2015
2020
2025
Wins 1st NPSL Match 3-1, vs. OSA FC
Goes Pro and joins NISA!
PDX
FOOTBALL CLUB

**These are forward looking projections that cannot be guaranteed*

In 2020, the club won our 1st trophy as we took home the Oregon Open Cup, with a 3-2 victory in the championship match over USL League 2 side, Oregon Valley Alliance. Up next we look to make an impact in the US Open Cup!



2020 Oregon Open Cup Champions

With a successful WeFunder campaign, PDX FC will grow our club's support and profile within the US Soccer Landscape. We believe the opportunities for growth are endless and the time is now to create something truly unique. Come join our team!



USE OF FUNDS
$50,000 Raise
7.5%
WeFunder Fees
24%
League Dues
68.5%
Team Operations
$240,000 Raise
36.5%
Club Staff
50%
Team Operations
7.5%
WeFunder Fees
6%
League Dues

Investor Q&A

– COLLAPSE ALL

What does your company do?

PDX FC is an American soccer team based in Portland, OR. We currently compete in the NPSL, which is considered the 4th tier within the US Soccer pyramid.

Where will your company be in 5 years?

Competing in a professional league, while serving as a model club for independent soccer in the USA. We plan to join the National Independent Soccer Association (NISA) by 2022. NISA is a professional league founded in 2019. The league is sanctioned as the third tier within the US Soccer pyramid.

Why did you choose this idea?

USA men's soccer failed to qualify for the 2018 World Cup! This is an enormous failure. It is time to be bold in the ways that we approach soccer development in the future!

How far along are you? What's your biggest obstacle?

The club will be entering our 4th season of competition in 2021. Our biggest obstacle is simply navigating a somewhat unpredictable future within the US Soccer landscape.

We currently have a multi year apparel deal with legendary Danish sports brand, Hummel. As well as sponsorship deals in place from local Portland businesses. In 2020, the team won the Oregon Open Cup Championship. This will be the club's 1st ever round of fundraising.

Who competes with you? What do you understand that they don't?

We are in the same city as the Portland Timbers of MLS. We don't necessarily view ourselves as in competition with them. A lot of our supporters are also Timbers fans and we can capitalize on the strong soccer culture that exists in Portland.

We do not have a goal of joining MLS. We want to help create a new path for US clubs and communities. We are advocates for an open system of promotion and relegation, thus unleashing the true potential within US Soccer.

How will you make money?

Ticket sales 20%, sponsors 35%, merchandise 25%, youth clinics 10%, events 10% (auction, golf tournament, etc.)

We also aim to be a groundbreaker in the US Soccer market, by developing a business model to receive payments for the transfers of successful players and/or receiving training and compensation fees.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed?

As a community based club, our mission will fail if we are unable to connect to our city in a meaningful way.

We are looking to add a true fan ownership model to help push towards being able to operate year round and to boost interest and support.

The supporter ownership model will help us with operating expenses, as well as driving interest in our club and creating "die hard" fans that are truly invested in our club's success.

How do you see the US Soccer landscape evolving over the coming years?

With Major League Soccer (MLS) nearing capacity at 30 teams, we will continue to see the 2nd, 3rd, and 4th tiers within US Soccer grow at an exponential rate.

We have seen the expansion fees and sales prices surge for MLS and USL franchises. The average MLS team is worth 313 million, up 30% from a year ago. The business of professional soccer is set to rival the NBA and NFL in coming years.

What is unique about PDX FC?

We are a community based club that seeks to use the beautiful game to enrich the city of Portland, OR. We have embraced an intelligent slow growth model, that will allow our club to thrive in the future.

PDX FC has always sought to be an alternative to the franchise based MLS model. Crowdfunding will allow everyone the opportunity to buy into the club, while creating a truly unique community owned team!

Who plays for PDX FC?

We have a very talented team of players that are hungry to take the next step forward in their careers. Since our founding in 2017 we have had seven different players sign professional contracts in the USA, Austria, Germany, and Honduras. Below are a just a few of our current top players.

Alan Gaytan, winner of the 2016 Sueno MLS competition, the nationally televised search for the best young soccer player in America.

Daniel Luis Saez, a former captain with the Cuban national team who is a dominant force as a center back or holding midfielder.

Christo Michealson, a former standout with Gonzaga University and brings professional experience with Reno 1868 of the USL.

Adrian Villegas, a former USA U15 and U17 national team standout who has played alongside Christian Pulisic, Tim Weah, Josh Sargent.

Are there any examples of successful independent/supporter owned lower division US soccer teams?

Yes! Detroit City FC and Chattanooga FC are wonderful examples of how independent/supporter owned soccer teams can thrive in the USA. In fact, both of these teams started in the NPSL, our current league.

Detroit City recently sold equity shares to the public for the 1st time and raised over $1,000,000 in less than a week, at a 10.8 million pre-money valuation.

In 2018, Chattanooga FC went public with opportunities for investment and reached their max raise of $850,000 within 48 hours! This was based on a valuation of just above 3 million.

PDX FC has decided upon a modest valuation of $800,000. That way, when we grow into a successful professional club, our initial investors will reap the rewards for their support!